August 16, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Timothy J. O'Donovan
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive
Rockford, Michigan 49351

Re: Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 1-06024

Dear Mr. O'Donovan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 36

1.   Disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e)
and 15d-15(e) include controls and procedures designed to ensure that
information required to be disclosed by an issuer in the reports that it files or
submits under the Act is recorded, processed, summarized and reported within the
time periods specified in the Commission's rules and forms and is accumulated
and communicated to the issuer's management, including its principal executive
and principal financial officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required disclosure. It appears
that your chief executive and chief financial officers limited their conclusion
regarding the effectiveness of your disclosure controls and procedures to those
controls and procedures designed to ensure that they are timely alerted to material
information required to be included in your periodic filings with the SEC. Please
confirm to us that your disclosure controls and procedures as defined in Exchange
Act Rules 13a-15(e) and 15d-15(e) are effective as of the end of the period
covered by the report or revise your disclosure accordingly. In addition, please
revise your disclosure in future filings to encompass the entire definition of
disclosure controls and procedures in the conclusion of your chief executive and
chief financial officers regarding the effectiveness of your disclosure controls and
procedures. Alternatively, please revise to remove the limited definition of
disclosure controls and procedures from the conclusion of your chief executive
and chief financial officers regarding the effectiveness of your disclosure controls
and procedures.

Appendix A. Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2

2.   In future filings please disclose reclassification adjustments related to gains and
losses on foreign exchange contracts that were realized and included in net
income on the face or in the notes to the financial statements. Please refer to
paragraph 20 of SFAS 130.

3.   It appears that 9,352,361 shares of treasury stock were retired in 2005 prior to the stock split. If so, please tell us how you accounted for the retirement and determined the amounts allocated to additional paid-in capital and retained earnings. Please refer to paragraph 12 of APB 6. Otherwise, please tell us the basis for your accounting treatment of the impact of the stock split on treasury shares in 2005. In addition, it appears that there were 9,452,361 shares of treasury stock at January 1, 2005 and that 100,000 shares of those shares were not retired. Please advise. Further, if the treasury shares were retired in connection with the stock split, please revise your presentation and disclosure in future filings to clarify the nature of the transaction.

Consolidated Statements of Cash Flows, page 4

4.   Please tell us the items and their amounts included in the "other" line items in cash flows from operating and investing activities. Please also tell us how you classify life insurance premiums and the increase in cash surrender value of life insurance.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. In his absence, direct your questions to William Thompson at (202) 551-3334. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief